UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3 )*

CORUS GROUP plc

(Name of Issuer)

Ordinary Shares of 10p each

(Title of Class of Securities)

22087M101

(CUSIP Number)

Demetrios Serghides

17–19 Omonias Avenue, 1st Floor

CY-3052 Limassol

Cyprus

Tel.: + 357 25 564 555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gallagher Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

403,224,454 ordinary shares held by Gallagher Holdings Limited are deemed to be beneficially owned by its sole shareholder and control person Alisher Usmanov.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.09%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alisher Usmanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 403,224,454 ordinary shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 403,224,454 ordinary shares

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

403,224,454 ordinary shares are deemed to be beneficially owned by Alisher Usmanov as the sole shareholder and control person of Gallagher Holdings Limited.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.09%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Gallagher Holdings Limited and Alisher Usmanov on May 6, 2003, as amended by Amendment No. 1 thereto dated August 22, 2003 and Amendment No. 2 thereto dated December 15, 2003 (as amended by such Amendment No. 1 and Amendment No. 2, the Schedule 13D).  Except as amended and supplemented herein, the Schedule 13D remains in full force and effect.

Item 2.	Identity and Background

(a)–(c), (f)                                           Pursuant to a resolution of the board of directors of Gallagher Holdings Limited (Gallagher) dated December 11, 2003, as amended by a resolution of the board of directors of Gallagher dated January 21, 2004, Karl-Heinz Hemmerle, a citizen of Liechtenstein (the Second Director), was appointed a director of Gallagher with effect from January 21, 2004.  The other director is Demetrios Serghides, who has previously been identified in this Schedule 13D as Gallagher’s sole director and executive officer.  Demetrios Serghides continues to be Gallagher’s sole executive officer.

The Second Director’s appointment as a director of Gallagher is one of the conditions under the Loan Facility Agreement between Gallagher and Coalco International Limited described in more detail in Item 3 below.

The Second Director is a business executive and works as a director of CorPa Treuhand AG, Postach 6, Kirchstrasse 79, 9490 Vaduz, Liechtenstein, which is also his business address.  The principal business of CorPa Treuhand AG is foundation and administration of domestic and foreign companies, retainers as supervisory board members, business consulting, finance and tax consulting, auditing and asset management.

(d) During the last five years, the Second Director has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)                                  During the last five years, the Second Director has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Loan Agreement dated February 28, 2003 between Gallagher and Profeteria Co Limited, a company organized under the laws of Cyprus (Profeteria), Profeteria opened a credit line (the Credit Line) for Gallagher in the principal amount of USD 100 million, with interest accrued at the rate of 5 (five) per cent per annum for the purpose of purchase of securities and derivative financial instruments thereof issued by Corus Group plc (the Issuer).  Profeteria is a Cyprus-based corporate lender that is not affiliated with Gallagher.

At the time of filing of Amendment No. 2 to Schedule 13D on December 15, 2003, Gallagher had drawn down approximately USD 91 million under the Credit Line in order to conduct its purchases of the Issuer’s ordinary shares between March 13, 2003 and December 11, 2003.

On December 22, 2003, Gallagher entered into a Loan Facility Agreement (the Loan Facility Agreement) with Coalco International Limited, a company incorporated in the British Virgin Islands (Coalco), pursuant to which Coalco has agreed to make available to Gallagher a term loan facility (the Loan Facility) in the maximum principal amount of USD 100 million, with interest accrued at the rate of 8 (eight) per cent per annum, for the purpose of purchasing any shares, stocks, bonds, options, warrants, other forms of equity, depositary receipts for any of the foregoing, or any other types of securities of any kind (marketable or otherwise) or negotiable instruments, that Gallagher and Coalco may agree.

Coalco is a corporate lender based in the British Virgin Islands that is not affiliated with Gallagher (except that the Second Director, who is a director of Coalco, has also been appointed a director of Gallagher with effect from January 21, 2003 in fulfillment of one of the conditions of the Loan Facility Agreement), and the grant of the Loan Facility is in all respects a transaction conducted on an arm’s length basis by Coalco and Gallagher.

Gallagher’s obligations under the Loan Facility Agreement are secured by a pledge by Alisher Usmanov, Gallagher’s sole shareholder, of 50 per cent of Gallagher’s issued share capital, as well as by a guarantee issued by Alisher Usmanov in favour of Coalco in respect of such obligations.

The aggregate consideration paid by Gallagher in purchasing an additional 74,089,456 ordinary shares of the Issuer after the filing of Amendment No. 2 to Schedule 13D on December 15, 2003 amounts to approximately USD 54,430,560 (inclusive of broker’s fees and stamp duty, and computed as set out in Item 5 below), and Gallagher has borrowed the amount of this consideration in part from Profeteria by way of the balance available under the Credit Line, and in remaining part from Coalco under the Loan Facility.

Item 5.	Interest in Securities of the Issuer
(a)–(b) Gallagher conducted the following purchases of the ordinary shares of the Issuer after the filing of Amendment No. 2 to Schedule 13D on December 15, 2003:

Date	Number of Shares Acquired	Price per share in GBP	Aggregate price in GBP*	Price per share in USD**	Aggregate price in USD**
December 19, 2003	865,002	0.2975	257,326	0.5488	474,664
January 14, 2004	1,000,000	0.3805	380,520	0.7019	701,907
January 14, 2004	1,000,000	0.3830	383,040	0.7065	706,556
January 15, 2004	1,000,000	0.3956	395,640	0.7297	729,798
January 15, 2004	8,500,000	0.3881	3,298,680	0.7159	6,084,745
January 16, 2004	4,500,000	0.3881	1,746,360	0.7159	3,221,336
January 19, 2004	4,724,454	0.4133	1,952,522	0.7624	3,601,622
January 20, 2004	3,500,000	0.4133	1,446,480	0.7624	2,668,177
January 21, 2004	38,000,000	0.4133	15,704,640	0.7624	28,968,779
January 21, 2004	11,000,000	0.4077	4,484,970	0.7520	8,272,976
Total	74,089,456				55,430,560

*                                         Inclusive of broker’s fees and stamp duty.

**                                  All of the aforementioned share purchases were denominated in British pounds in respect of which approximate translations into US dollars are solely for convenience and are computed at the rate of USD 1.8446 per GBP 1, the 12:00 noon buying rate from the Federal Reserve Bank of New York as of January 22, 2004.

All of the foregoing transactions were denominated in British pounds and were conducted in the open market on the London Stock Exchange in the United Kingdom.

At the time of filing of Amendment No. 2 to Schedule 13D on December 15, 2003, Gallagher held 329,134,998 ordinary shares of the Issuer, and with the acquisition of an additional 74,089,456 shares after such filing, Gallagher now holds a total of 403,224,454 ordinary shares of the Issuer.

Based upon information contained in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2003, the Issuer had 3,130,418,053 outstanding ordinary shares as of December 28, 2002.  An additional 1,304,340,897 ordinary shares were issued in a placing and open offer conducted by the Issuer on December 8, 2003, raising the number of the Issuer’s outstanding ordinary shares to 4,434,758,950, of which the 403,224,454 ordinary shares now held by Gallagher constitute 9.09%.

The Shareholder (as Gallagher’s sole shareholder and control person) has the sole power to vote and dispose of all such 403,224,454 ordinary shares.

To the knowledge of either Filing Person, neither the Manager nor the Second Director beneficially owns any ordinary shares of the Issuer.

(c)                                  Except as set forth in (a)–(b) above, neither Filing Person nor, to the knowledge of either Filing Person, the Manager or the Second Shareholder, has effected any transaction in the ordinary shares of the Issuer in the 60 days prior to the date of this Amendment No.3 to Schedule 13D.

(d)                                 To the knowledge of either Filing Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares of the Issuer beneficially owned by the Shareholder.

(e)                                  Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement dated May 6, 2003 between Gallagher Holdings Limited and Alisher Usmanov (filed as exhibit to Schedule 13D filed May 6, 2003).

2.	Loan Agreement dated February 28, 2003 between Profeteria Co. Limited and Gallagher Holdings Limited (filed as exhibit to Schedule 13D filed May 6, 2003).

3.	Loan Facility Agreement dated December 22, 2003 between Gallagher Holdings Limited and Coalco International Limited (filed as exhibit hereto).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2004

GALLAGHER HOLDINGS LIMITED

	By:	/s/ Demetrios Serghides
Demetrios Serghides
Director/Executive Officer

ALISHER USMANOV

	/s/	Alisher Usmanov
Alisher Usmanov